UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2022

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

E-Home Household Service Holdings Limited (“E-Home”) is filing this Report on Form 6-K (this "Report") to furnish (i) the audited financial statements of Zhongrun (Fujian) Pharmaceutical Co., Ltd. as of June 30, 2022 and 2021 and (ii) the unaudited pro forma combined financial information of E-Home as of June 30, 2022, as exhibits to this Report, which exhibits shall be incorporated by reference into the Registration Statement on Form F-3 of E-Home (File No.333-259464), as amended, and any registration statement of E-Home under the Securities Act of 1933, as amended, if so specified in any such registration statement.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Audited Financial Statements of Zhongrun (Fujian) Pharmaceutical Co., Ltd. as of June 30, 2022 and 2021
99.2	Unaudited Pro Forma Combined Financial Information of E-Home Household Service Holdings Limited as of June 30, 2022
99.3	Consent of TPS Thayer, LLC, independent auditors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2022	E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

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